Vertical Data Inc.

1980 Festival Plaza Drive, Suite 300

Las Vegas, NV 89135

May 22, 2025

Kate Beukenkamp

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Vertical Data Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed May 2, 2025
File No. 333-284187

Dear Ms. Beukenkamp:

By letter dated May 15, 2025, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Vertical Data Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Amendment No. 2 to the Registration Statement on Form S-1 filed May 2, 2025. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses. The Company is also filing herewith Amendment No. 3 to the Registration Statement on Form S-1 (the “S-1/A”) For your convenience, the comments are listed below, followed by the Company’s responses.

Amendment No. 2 to Registration Statement on Form S-1 Prospectus Summary

Our Products and Suppliers, page 2

1.	We note your response to prior comment 1 and reissue in part. Please revise to describe the terms of your “ongoing arrangements with vendors” and clarify whether such arrangements are in writing or otherwise. Additionally, please describe the material terms of the Master Supply Agreement with Sycomp and file such agreement as an exhibit or tell us why you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K. We note that your prior disclosure referred to Sycomp as “a key partner” for the central aspect of your business operations (i.e., procurement of hardware and provision of data engineering services).

Response: In response to Staff’s comments, we have made changes to this section to clarify that our arrangements with vendors are based on historical relationships rather than formal or informal arrangements. As revised, the third paragraph now reads as follows:

The Company does not distribute on behalf of any of its vendors, and thus does not have distribution agreements with any of our suppliers. As we establish a reputation as a strong and reliable value-added reseller, we intend to negotiate agreements with top suppliers—which we believe will improve our pricing and access to additional IT products. We currently do not have any vendor agreements with binding terms regarding price, volume or exclusivity. We have relationships with vendors based on a history of having done business together, rather than formal written agreements or unwritten arrangements, allowing us to receive allocations of equipment and pricing terms on quick turnaround times, without being restricted from selling similar products manufactured by competitors or being required sell a specified quantity of product. As a result, we have the flexibility to increase, curtail or terminate sales of one product line rather than another due to technological change, pricing considerations, product availability and customer demand, vendor distribution policies or other considerations.

The Sycomp Master Supply Agreement is the first step in a relatively new relationship for the Company and work orders under such agreement have not materialized as of yet. Until such time as work under the Sycomp Master Supply Agreement has begun to the extent that this arrangement has a meaningful impact on our business, we do not believe disclosure of the terms of the Sycomp Master Supply Agreement or the filing of such agreement as an exhibit to be appropriate.

Thank you for the opportunity to respond to your comment on the Registration Statement. If you have additional questions or comments, please contact me at Deven@verticaldata.io or (702) 613-2328.

Very truly yours,

Devon Soni

President and Chief Executive Officer

Vertical Data Inc.

1980 Festival Plaza Drive, Suite 300

Las Vegas, NV 89135